

May 13, 2011

Paul D. Gilbert, Esq.
LifePoint Hospitals, Inc.
Chief Legal Officer
103 Powell Court
Brentwood, Tennessee 37027

> **Re: LifePoint Hospitals, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 6, 2010**
> **File No. 333-174014**

Dear Mr. Gilbert:

We have limited our review of your registration statement to the issues we have addressed in our comment below.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Supplemental Letter

1. We note that you are registering the senior notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please revise items 5 (a) and (b) of your supplemental letter to include the following representations, as contained in the Morgan Stanley and Shearman & Sterling no-action letters:

    - that any broker-dealer who holds outstanding securities acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange securities in exchange for such outstanding securities pursuant to the exchange offer, *may be* considered a statutory underwriter; and
    - with respect to any broker-dealer that participates in the exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must

confirm that it has not entered into any arrangement or understanding with the company or an affiliate of the company to distribute the exchange securities.

Please also revise your disclosure in the registration statement to reflect the revised representations, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director